SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Nevro Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64157F103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 11

CUSIP No: 64157F103	Page 2 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Partners IV, L.P. (“TAP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,168,321 shares, except that Three Arch Management IV, L.L.C. (“TAM IV”), the general partner of TAP IV, may be deemed to have sole power to vote these shares; and Mark A. Wan (“Wan”) and Wilfred E. Jaeger (“Jaeger”), the managing members of TAM IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5
7	SOLE DISPOSITIVE POWER
1,168,321 shares, except that TAM IV, general partner of TAP IV, may be deemed to have sole power to dispose of these shares; and Wan and Jaeger, the managing members of TAM IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,168,321
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP No: 64157F103	Page 3 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Associates IV, L.P. (“TAA IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
25,797 shares, except that TAM IV, general partner of TAA IV, may be deemed to have sole power to vote these shares; and Wan and Jaeger, the managing members of TAM IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5
7	SOLE DISPOSITIVE POWER
25,797 shares, except that TAM IV, general partner of TAA IV, may be deemed to have sole power to dispose of these shares; and Wan and Jaeger, the managing members of TAM IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	25,797
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP No: 64157F103	Page 4 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Management IV, L.L.C. (“TAM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,194,118 shares, of which 1,168,321 are directly owned by TAP IV and 25,797 are directly owned by TAA IV. TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to vote these shares, and Wan and Jaeger, the managing members of TAM IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5
7	SOLE DISPOSITIVE POWER
1,194,118 shares, of which 1,168,321 are directly owned by TAP IV and 25,797 are directly owned by TAA IV. TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to dispose of these shares, and Wan and Jaeger, the managing members of TAM IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,194,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.2%
12	TYPE OF REPORTING PERSON*	OO

CUSIP No: 64157F103	Page 5 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark A. Wan (“Wan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		1,194,118 shares, of which 1,168,321 are directly owned by TAP IV and 25,797 are directly owned by TAA IV. TAM IV, the general partner of each of TAP IV and TAA IV, may be deemed to have the sole power to vote the shares held by TAP IV and TAA IV. Wan is a managing member of TAM IV, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		1,194,118 shares, of which 1,168,321 are directly owned by TAP IV and 25,797 are directly owned by TAA IV. TAM IV, the general partner of each of TAP IV and TAA IV, may be deemed to have the sole power to dispose of the shares held by TAP IV and TAA IV. Wan is a managing member of TAM IV, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,194,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.2%
12	TYPE OF REPORTING PERSON*	IN

CUSIP No: 64157F103	Page 6 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wilfred E. Jaeger (“Jaeger”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		1,194,118 shares, of which 1,168,321 are directly owned by TAP IV and 25,797 are directly owned by TAA IV. TAM IV, the general partner of each of TAP IV and TAA IV, may be deemed to have the sole power to vote the shares held by TAP IV and TAA IV. Jaeger is a managing member of TAM IV, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		1,194,118 shares, of which 1,168,321 are directly owned by TAP IV and 25,797 are directly owned by TAA IV. TAM IV, the general partner of each of TAP IV and TAA IV, may be deemed to have the sole power to dispose of the shares held by TAP IV and TAA IV. Jaeger is a managing member of TAM IV, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,194,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.2%
12	TYPE OF REPORTING PERSON*	IN

CUSIP No: 64157F103	Page 7 of 12

This Amendment No. 2 amends the statement on Schedule 13G filed by Three Arch Partners IV, L.P. (“TAP IV”), Three Arch Associates IV, L.P. (“TAA IV”), Three Arch Management IV, L.L.C. (“TAM IV”), Mark A. Wan (“Wan”) and Wilfred E. Jaeger (“Jaeger”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 1(A).	NAME OF ISSUER

Nevro Corp.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1800 Bridge Parkway
Redwood City, CA 94065

ITEM 2(A).	NAME OF PERSONS FILING

Wan and Jaeger are the sole managing members of TAM IV, the sole general partner of TAP IV and TAA IV. TAA IV invests alongside TAP IV in all investments made by TAP IV.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Three Arch Partners

19 South B Street, Suite 14

San Mateo, CA 94401

ITEM 2(C).	CITIZENSHIP

Wan and Jaeger are United States citizens. TAP IV and TAA IV are limited partnerships organized under the laws of the State of Delaware. TAM IV is a limited liability company organized under the laws of the State of Delaware.

ITEM 2 (D).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock, $0.001 par value per share

ITEM 2(E).	CUSIP NUMBER

64157F103

ITEM 3.	Not Applicable

CUSIP No: 64157F103	Page 8 of 12

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 28,765,282 shares of Common Stock outstanding as of October 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2016:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of TAP IV and TAA IV and the limited liability company agreements of TAM IV, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP No: 64157F103	Page 9 of 12

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No: 64157F103	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

THREE ARCH PARTNERS IV, L.P.

By:	Three Arch Management IV, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

THREE ARCH ASSOCIATES IV, L.P.

By:	Three Arch Management IV, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

THREE ARCH MANAGEMENT IV, L.L.C.

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

MARK A. WAN

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

WILFRED E. JAEGER

By:	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

CUSIP No: 64157F103	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP No: 64157F103	Page 12 of 12

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Nevro Corp. shall be filed on behalf of each of the Reporting Persons and that this Agreement shall be filed as an exhibit to such Schedule 13G. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.